SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

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Press Release

Thomson’s First Quarter 2005 Sales

  Strong revenue growth in Thomson’s Core business: +14.8%
  All core divisions reported like-for-like revenue growth
  First quarter performance supports full year objectives, which are unchanged
  First quarter growth and strategic initiatives are consistent with the Two-Year Plan objectives

Paris, April 21, 2005 – The Board of Thomson (Euronext Paris: 18453, NYSE:TMS) met on April 19, 2005, under the Chairmanship of Frank Dangeard, to review revenues for the quarter ended March 31, 2005 and the first three months of execution of the Group’s Two-Year Plan.

Thomson’s first quarter sales are presented according to the organization structure announced on November 30, 2004 and implemented on January 1, 2005. Group revenues are broken down for analysis purposes between the three Media & Entertainment divisions – Services, Systems & Equipment and Technology, as well as Corporate activities, which are collectively termed “Thomson Core”, and Thomson’s Displays and CE Partnerships division. Revenues are presented according to IFRS unless stated. Accordingly, the table below sets out our revenues on a reported basis as well as adjustments for currency. For any adjustment regarding perimeter impacts please refer to later information in this press release.

First quarter unaudited consolidated 2005 sales under IFRS

In million euros and %	1Q 05	1Q 05 at constant	1Q 04	% change at
	actual	currency	IFRS	constant currency

Services	549	568	527	7.7
Systems & Equipment	675	698	550	26.9
Technology	119	120	134	(11.0) (1)
Others	11	11	5	nm

THOMSON CORE	1,354	1,396	1,217	14.8%

Displays & CE Partnerships	266	273	668(2)	Nm

THOMSON GROUP	1,620	1,669	1,885	Nm

(1)	Excluding one-off IFRS adjustments, revenues grew by 6% at constant currency
(2)	1Q04 Displays & CEP and Group sales are stated as reported and do not take into account any adjustment for changes in perimeter in this division, notably the deconsolidation of our TV business and the shut-down or discontinuation of other tubes activities which are collectively material. For further information, see later disclosure in the press release.

Commenting on the first quarter sales, Frank Dangeard, Chairman & CEO of Thomson stated: “The 14.8% increase in our Core business revenues announced today, demonstrates the sound business model on which Thomson has based its Two-Year Plan for profitable growth.”

First quarter 2005 Thomson Core sales highlights

Sales excluding currency movements grew by 14.8%. Currency movements reduced core business sales during the quarter by 43 million euros. Thomson Core businesses reported net sales for the first quarter 2005 of 1,354 million euros (first quarter 2004, 1,217 million euros).
Perimeter effects from acquisitions in Thomson core added 38 million euros to net sales during the quarter (of which 35 million euros in the Services division, and 3 million euros in the Systems & Equipment division). Acquisitions showed good growth over their prior year revenues.
All divisions reported like-for-like growth in revenues at constant currency, in particular in DVD services and post-production (Services), set top boxes (Systems & Equipment) and Licensing (Technology).

Displays and CE partnerships

The Group continued to press forward with its strategy of partnership for tubes. Its major plant in Anagni, Italy, was transferred to a partner, Videocon, on February 28. The Group is well into the second phase discussions with a number of interested parties concerning partnership of its remaining tubes assets

Thomson will announce shortly the creation of a sales force dedicated to its Connectivity business and accordingly TCL and Thomson announce today that Thomson’s TV Marketing & Sales activities will be transferred to TTE. Thomson employees with positions related to TV would transfer to TTE under the plan, and employees focused on Thomson’s Connectivity Business activities will remain with Thomson. In addition, Thomson and TTE will simplify their current arrangements regarding Thomson’s manufacturing facility at Angers. These arrangements are expected to be operationally and financially beneficial to Thomson and TTE.

Business and strategic initiatives in the first quarter – First three months of execution of the 2-Year Plan

On November 30, Thomson announced a Two-Year Plan to accelerate growth in its Media & Entertainment businesses and add 1.5 to 2.0 billion euros of revenues to Thomson’s Core business revenue base. The first quarter 2005 growth, combined with the other strategic initiatives taken during the quarter support these objectives. These initiatives are around the Group’s 4 strategic priorities – Media & Entertainment Clients, Media Technologies, Electronic Content and IP Devices and Solutions – and cover new services and products, client initiatives and wins, transversal technology developments and a focus on geographic opportunities, notably in Asia and the Middle East. These growth initiatives are both internal, in order to boost organic growth, and external to accelerate Thomson’s access to new products and technologies to leverage with its customer base.

As part of the Two-Year Plan to double its business with telecoms operators, Thomson announces today the acquisition of French-based company Cirpack. Following the acquisition of Inventel on March 29, Cirpack’s softswitch technology expertise further complements Thomson’s existing offering to telecoms operators in Internet Protocol (IP) telephony and triple play (voice, video, data). This technology is key in helping telecom operators drive voice, data and video convergence in IP networks, in order to allow effective delivery of innovative communication and entertainment services.

In summary, the significant progress made during the quarter supports the Two-Year Plan objectives.

Full Year 2005 outlook

Based on the performance year-to-date, Thomson is able to confirm its full year objectives announced on March 3, 2005:

- Total revenue growth for Thomson Core of c.10%, excluding 2005 acquisitions (on baseline 2004 revenues of 5.9 billion euros) and at constant currency
- Stable IFRS-based margins for Thomson Core

###

Divisional review

Services

After a decline in the previous quarter, Services returned to growth. First quarter 2005 revenues reached 549 million euros (first quarter 2004, 527 million euros). Currency movements reduced sales during the quarter by 19 million euros. Sales excluding currency movements grew by 7.7% year-on-year, or grew by 4.0% including currency movements. Perimeter effects, with the integration of The Moving Picture Company, Corinthian TV, Madrid Film, International Recording and Command Post, added 35 million euros to net sales during the quarter.

  Post-production Services activities had a good quarter of organic growth. The integration of the Moving Picture Company (“MPC”) added further revenues and we identified opportunities to expand MPC’s services into the US and also to cross-sell other post-production services to MPC’s client base.
  In the area of physical media, Home Entertainment (DVD) and Film services, volumes in DVD services grew by 28 million units to approximately 312 million units, or +10% year-on-year, against a very strong Q104. There were fewer major DVD releases in the quarter and lower growth in catalog volumes, but the activity showed good revenue growth nonetheless. VHS duplication declined, falling 62% year-on-year to approximately 19 million units. The split of DVD to VHS units replicated by Thomson is now 94%/6% versus 85%/15% a year ago. In Film Services, footage was flat year-on-year at approximately 1.1 billion feet, reflecting a strong base for comparison and some movement of titles from Q1 into Q2.
  In Network Operations Services and Electronic Content Distribution: Cinema advertising performed well, notably in Europe. The playout operations in Japan and London performed in line with expectations. A number of key initiatives were progressed, particularly in digital cinema and in March, the Group announced the launch of the world’s largest digital distribution network for cinema advertising in the US, to be used by its Screenvision joint venture.

Systems & Equipment

Systems & Equipment continued to grow strongly in the quarter. First quarter 2005 revenues reached 675 million euros (first quarter 2004, 550 million euros). Currency movements reduced sales during the quarter by 22 million euros. Excluding currency movements, sales increased by 26.9% (or a 22.9% increase including currency movements). Perimeter effects added 3 million euros to net sales during the quarter.

  Grass Valley (Broadcast and Networks) revenues benefited from robust equipment and systems orders, with clients continuing to upgrade their infrastructure for digital and HD. The group had a very successful NAB trade show with a number of significant orders received.
  Access Platforms & Gateways : the Group shipped 3.4 million set-top boxes (vs 1.2 million in the first quarter 2004), with growth driven by roll-outs amongst its existing customer base, as well as new customer wins and market initiatives, such as in digital terrestrial television in Europe. The unit also confirmed its worldwide leadership in most of AP&G’s lines of business. Thomson brought innovative products to market with the introduction of video-orientated boxes for cable operators and telcos and Voice-over-IP Customer Premises Equipment for cable operators.
  In Connectivity, Home Networking and Telephony grew year-on-year whilst revenues from audio and video products, which was managed within Connectivity for the first time this quarter, decreased. In Home Networking, the Group showcased new products enabling video and related content to be transferred easily between PC and TV formats, as well as new MP3-based mobility and fixed/mobile telephony products. The Group continued to align the Connectivity product roadmaps with those of AP&G so as to create cross-selling opportunities.

Technology

First quarter 2005 revenues reached 119 million euros (first quarter 2004 after one-off IFRS adjustments of 24 million euros in Licensing, 134 million euros). Currency movements reduced sales during the quarter by 1 million euros. Excluding currency movements and one-off adjustments for IFRS, sales increased by 6%.

  In Licensing: Revenues in 1Q05 were 95 million euros (first quarter 2004 as reported under French GAAP, 79 million euros, or 103 million euros under IFRS). Excluding IFRS adjustments, revenues increased 16% compared to the first quarter of 2004. Revenues were above expectations thanks to a strong performance in digital programs, notably payments in the Digital TV program. Thomson continued during the quarter to reinforce its intellectual property and launched several key initiatives to monetize its technological expertise:
  In Software & Silicon Solutions: Thomson started generating external revenues from its IC design activities, one of its Two-Year Plan objectives.

The Group strengthened its intellectual property and technology position in compression, through its proprietary Film Grain Technology, and in content security through investments in Mediasec and ContentGuard.

Displays & CE partnership

First quarter 2005 revenues reached 266 million euros. First quarter 2005 revenues are not comparable with the prior year given material perimeter and other changes. These include the impact of the TV deconsolidation completed in August 2004, which accounted for an estimated 328 million euros of net sales for the first quarter 2004 (TV sales and tubes sales), as well as additional sales for marketing and sales services this year, currency effects, plants shut downs and disposal in tubes as well as lower activity.

###

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

###

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems, and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Financial Dynamics (Aurelie Gasnier)	+33 1 47 03 68 17	aurelie.gasnier@fd.com

Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Press Release

Thomson Acquires Cirpack, the European Leader in Softswitch Solutions

Following the acquisition of Inventel, Cirpack complements Thomson’s offering in telecoms

Paris, France - April 21, 2005 – Thomson (Euronext 18453; NYSE: TMS) has acquired Cirpack, the European leading provider of softswitch platforms. Following the acquisition of Inventel on March 29, 2005, Cirpack’s softswitch technology expertise complements Thomson’s existing offering to telecoms operators in Internet Protocol (IP) telephony and triple play (voice, video, data).

Created in 1998, Cirpack, a private company based near Paris funded by Siparex Ventures, Iris Capital and Endeavour L.P., employs approximately 60 people and more than doubled its revenues between 2003 and 2004. Cirpack addresses the voice management market which is poised to expand at a very high growth rate in the coming years. With a wide European customer base of over 45 telecom operators and Internet Service Providers (ISPs), the company has secured the largest share of the European softswitch market.

Telecom infrastructure is undergoing profound changes as it moves to next generation network technologies. A softswitch is the software platform responsible for controlling call processes in the network, as well as managing remotely access devices and service applications. It is key to helping telecom operators drive voice, data and video convergence in IP networks, in order to allow effective delivery of innovative communication and entertainment services.

The acquisition will complement Thomson’s existing offering in IP telephony, remote management and access products and gateways for triple play services. It is the logical extension of the acquisition of Inventel, a European leader in home gateways for fixed broadband network operators and in wireless voice and data communications (DECT, WiFi, Bluetooth). The integration of Cirpack will also bring significant synergies in term of customer base, particularly with ISPs (important Cirpack clients) and Tier-1 European telecom operators (important Thomson and Inventel clients), and with telecom operators in North America and Asia.

The acquisition cost is in line with Thomson’s acquisition criteria. As in the case of Inventel, and under similar one and two year lock-up provisions, Thomson has given the opportunity for managers of Cirpack (advised by Arma Partners), who are its majority shareholders, to receive most of their consideration in Thomson treasury shares. As in the case of Inventel, Thomson will purchase over time in the market an amount of shares equivalent to that contributed in this transaction (estimated at 2 million shares). The Cirpack acquisition will be accretive.

Cirpack will be part of Thomson’s Access Platforms & Gateways Business Unit within the Systems & Equipment Division. This Business Unit is the world leader in access products and solutions to satellite, cable and terrestrial operators worldwide. It offers a broad range of telecom systems and equipment such as voice products, high-speed DSL modems, IP video boxes and multiple -play gateways.

“An aggressive expansion of our business with telecom operators is a key pillar of our Two-Year Plan. With this important client base, the combination of Thomson’s existing strength s, enhanced triple-play system expertise, and products and technologies developed by Inventel and Cirpack, enable us to reconfirm our growth objectives with full confidence,” said Frank Dangeard, Chairman & CEO of Thomson.

* * *

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems , and technology to help its Media

& Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Financial Dynamics (Aurelie Gasnier)	+33 1 47 03 68 17	aurelie.gasnier@fd.com

Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

Thomson Enters Into Strategic Alliance with SingTel to Form Asian
Digital Distribution Network

Move is in line with Thomson’s Two-Year Plan to Grow
in Asia and in Electronic Content Distribution

Paris, April 18, 2005 - Thomson (Euronext Paris: 18453; NYSE: TMS) and SingTel, the leading telecommunications provider in Asia, announced today a strategic alliance to provide an Asian digital distribution network for Media & Entertainment clients. Thomson, through its Technicolor Network Services (TNS) business, will manage content preparation, packaging, scheduling and logistics, as well as security-related issues on behalf of content owners. SingTel will manage the network infrastructure and transmission services.

The strategic alliance with SingTel leverages its extensive fiber and satellite network and Thomson’s global position as the leading content service provider in the Media & Entertainment industry to offer a robust digital content delivery service. In addition to being one of the largest bandwidth providers between the West Coast of the United States and Asia, SingTel also has an extensive infrastructure and partnerships across the entire Asia -Pacific region.

Service offerings which will be enabled by the strategic alliance include point-to-point electronic file transmissions of content such as digital cinema masters for distributors, broadcast content for channel operators and distributors, and production/working files for regionalization or preparation between Hollywood (Los Angeles) and Asia. Within Asia, the service offerings will include point-to-point and point-to-multipoint distribution of content that includes digital cinema distribution services to theaters, TV channel playout and uplink services, broadcast disaster recovery services and other out-of-home video networks and content delivery services.

“Thomson’s strategic alliance with SingTel will provide a secure network coverage that will expand the production network and increase bandwidth for customers who deliver content to and within Asia,” said Brian Kelly, president of the Group’s Network Services activities. “We are pleased to be working with SingTel in this market as Thomson’s goal is to leverage new technologies to assist content owners in improving their business practices on a global scale.”

SingTel’s Executive Vice-President (Corporate Business), Lucas Chow, said: “We are delighted to collaborate with Thomson. This is a strategic step in serving the needs of the emerging digital cinema industry more effectively. As the leading communications group in Asia, SingTel is always looking for innovative and cutting-edge connectivity solutions to help our customers in the media industry. With this partnership, content owners will now be able to send their content electronically through SingTel’s secure, digital distribution network, which ensures them the highest level of security and performance at all times.”

-more-

The strategic alliance between the two companies was assisted by the Infocomm Development Authority of Singapore (IDA), which is charged to promote and grow the country's ICT sector, including digital media. The IDA is also the telecom regulator for the government of Singapore.

“IDA supports this alliance between Technicolor Network Services and SingTel as this collaboration enables the seamless processing, management and distribution of digital cinema content from the United States through Singapore to the rest of Asia ,” said Hock Yun Khoong, assistant chief executive, Industry, Infocomm Development Authority of Singapore (IDA). “As a major telecom hub and a business center that is conducive for international companies to serve Asia, Singapore is well-placed as the regional distribution focal point for content; particularly as Singapore provides strong IP rights protection and has a ready pool of skilled manpower. We are confident that this alliance will attract greater mobility of interesting and exciting digital cinema content to Asia via Singapore, further strengthening Singapore as Asia’s digital exchange.”

###

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Technicolor Network Services (TNS) part of Thomson’s Services division, provides clients with broadcast playout services by offering an online digital content distribution network that supports multiple origination platforms including cable, broadcast and direct-to-home. In addition, TNS addresses the Out of Home advertising marketplace with cinema advertising and other out of home ad placement for major advertisers.

Press Relations
Tom Bracken (US)	+ 1- 805-445-7293
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Financial Dynamics (Aurelie Gasnier)	+33 1 47 03 68 17	aurelie.gasnier@fd.com

Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 21st, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer